Filed Pursuant to Rule 433

Registration No. 333-143852

November 29, 2007

Free Writing Prospectus

(To Prospectus dated

June 18, 2007 and

Prospectus Supplement

dated November 29, 2007)

Penn Virginia Corporation

Three Radnor Corporate Center, Suite 300, 100 Matsonford Road, Radnor, PA 19087

FOR IMMEDIATE RELEASE

Contact:     James W. Dean, Director, Investor Relations

Ph: (610) 687-7531 Fax: (610) 687-3688 E-Mail: invest@pennvirginia.com

PENN VIRGINIA CORPORATION ANNOUNCES PRICING OF UPSIZED CONCURRENT

PUBLIC OFFERINGS OF $200 MILLION OF CONVERTIBLE SENIOR SUBORDINATED

NOTES AND 3,000,000 SHARES OF COMMON STOCK

RADNOR, PA (BusinessWire) November 29, 2007 – Penn Virginia Corporation (NYSE: PVA) today announced the pricing of the offering of $200 million aggregate principal amount of convertible senior subordinated notes due 2012 (the “Notes”) and, in a concurrent offering, an aggregate of 3,000,000 shares of common stock, through offerings registered under the Securities Act of 1933, as amended (the “Securities Act”). The offerings were increased from previously announced levels by $50 million aggregate principal amount of Notes and 800,000 shares of common stock.

The Notes will bear interest at a rate of 4.50 percent per year and will be convertible during certain periods and under certain circumstances at an initial conversion rate of 17.3160 shares of PVA common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $57.75 per share). The initial conversion price represents a premium of 40 percent relative to the common stock offering price of $41.25 per share. Upon any conversion, holders of the Notes will receive cash up to the principal amount and any excess conversion value will be delivered in shares of PVA common stock. In connection with the offering of the Notes, PVA granted the underwriters a 13-day option to purchase additional Notes to cover overallotments in an aggregate amount not to exceed $30 million. PVA estimates that the net proceeds from the Notes offering will be approximately $193.4 million, after deducting underwriting discounts and commissions and estimated expenses. PVA intends to use the net proceeds from the Notes offering to repay a portion of the outstanding borrowings under PVA’s revolving credit facility and to pay the cost of convertible note hedge transactions, which is approximately $16.2 million after such cost is offset by the proceeds of the warrant transaction described below.

The shares of PVA common stock in the concurrent offering were priced at $41.25 per share. PVA granted the underwriters a 30-day option to purchase up to 450,000 additional shares of common stock to cover overallotments. PVA estimates that the net proceeds from the offering of common stock will be approximately $117.6 million, after deducting underwriting discounts and commissions and estimated expenses. PVA intends to use the net proceeds of the common stock offering to repay a portion of the outstanding borrowings under PVA’s revolving credit facility and for general corporate purposes.

In connection with the offering of the Notes, PVA entered into convertible note hedge transactions with one or more of the underwriters or their affiliates, which are expected to reduce the potential dilution upon conversion of the Notes. In addition, PVA entered into separate warrant transactions with the same underwriters or their affiliates. If the underwriters of the Notes were to exercise their over-allotment options, PVA would expect to enter into additional convertible note hedge and warrant transactions. The combined effect of the convertible note hedge and warrant transactions is to effectively increase the conversion price of the Notes to approximately $74.25 per share, representing an 80 percent premium to the common stock offering price of $41.25 per share. As part of hedging their initial positions under these transactions, the underwriters or their affiliates entered into or expect to enter into various derivative transactions with respect to shares of PVA common stock concurrent with, or shortly after, the pricing of the Notes. These activities could have the effect of increasing, or preventing a decline in, the price of PVA common stock concurrently with or following the pricing of the Notes. In addition, the underwriters or their affiliates may modify their hedge positions by entering into or unwinding various derivative transactions and/or purchasing or selling shares of PVA common stock in secondary market transactions prior to the maturity of the Notes (and are likely to do so during any observation period related to any conversion of the Notes). These activities could adversely affect the price of shares of PVA common stock upon the conversion of the Notes.

In connection with the Notes offering, J.P. Morgan Securities Inc., Lehman Brothers Inc. and Wachovia Securities are acting as joint book-running managers and representatives of the underwriters, who will include RBC Capital Markets Corporation and UBS Securities LLC.

In connection with the common stock offering, J.P. Morgan Securities Inc., Lehman Brothers Inc. and RBC Capital Markets Corporation are acting as joint book-running managers and representatives of the underwriters, who will include UBS Securities LLC, Wachovia Securities, BMO Capital Markets Corp., Capital One Southcoast, Inc., Ferris, Baker Watts Incorporated, Fortis Securities LLC and Pritchard Capital Partners, LLC.

PVA expects to close the sale of the Notes and the sale of the shares of common stock on December 5, 2007, subject to customary closing conditions. Each of the offerings is being made only by means of a prospectus and related prospectus supplement, which will be filed with the Securities and Exchange Commission (“SEC”). A copy of the prospectus and prospectus supplement relating to each offering may be obtained from the offices of: J.P. Morgan Securities Inc., Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, 866-430-0686; Lehman Brothers Inc., c/o Broadridge Prospectus Fulfillment, 1155 Long Island Avenue, Edgewood, NY 11717, E-mail: Qiana.Smith@Broadridge.com, Fax: 631-254-7140; Wachovia Securities’ Equity Syndicate Department, 375 Park Avenue, 4th Floor, New York, NY 10152, Email: equity.syndicate@wachovia.com (prospectus and Notes offering prospectus supplement only); or RBC Capital Markets Corporation, One Liberty Plaza, 2nd Floor, New York, NY 10006, Attn: Equity Syndicate, Fax: 212-428-6260 (prospectus and common stock offering prospectus supplement only).

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

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Headquartered in Radnor, PA and a member of the S&P SmallCap 600 Index, Penn Virginia Corporation (NYSE: PVA) is an independent natural gas and oil company focused on the exploration, acquisition, development and production of reserves in domestic onshore regions, including the Appalachian Basin, the Cotton Valley play in east Texas, the Selma Chalk play in Mississippi, the Mid-Continent region and the Gulf Coast of Louisiana and Texas. PVA also owns approximately 82 percent of Penn Virginia GP Holdings, L.P. (NYSE: PVG), the owner of the general partner and the largest unit holder of Penn Virginia Resource Partners, L.P. (NYSE: PVR), a manager of coal and natural resource properties and related assets and the operator of a midstream natural gas gathering and processing business.

Certain statements contained herein that are not descriptions of historical facts are “forward-looking” statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Because such statements include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and contingencies include, but are not limited to, the following: the cost of finding and successfully developing oil and gas reserves; energy prices generally and specifically, the price of crude oil and natural gas; projected demand for crude oil and natural gas; the projected supply of crude oil and natural gas; our ability to obtain adequate pipeline transportation capacity for its oil and gas production; competition among producers in the oil and natural gas industry; the extent to which the amount and quality of actual production of our oil and natural gas differs from estimated recoverable proved oil and gas reserves; hazards or operating risks incidental to our business; unanticipated geological problems; the availability of required drilling rigs, materials and equipment; the occurrence of unusual weather or operating conditions including force majeure events; delays in anticipated start-up dates of the our oil and natural gas production; environmental risks affecting the drilling and producing of oil and gas wells; the timing of receipt of necessary governmental permits by us; labor relations and costs; accidents; changes in governmental regulation or enforcement practices; uncertainties relating to the outcome of current and future litigation regarding mine permitting; and risks and uncertainties relating to general domestic and international economic (including inflation and interest rates) and political conditions (including the impact of potential terrorist attacks).

Additional information concerning these and other factors can be found in our press releases and public periodic filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2006. Many of the factors that will determine our future results are beyond the ability of management to control or predict. Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as the result of new information, future events or otherwise.

Free Writing Prospectus Legend

PVA has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that PVA has filed with the SEC for more complete information about PVA and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, PVA will arrange to send you these documents if you request it by calling (610) 687-8900.